                                                                  EXHIBIT (g)(1)

Consolidated income statement
(in thousands of Dutch guilders)

                           --------------------------         --------------------------
                                      1998                              1997
                           --------------------------         --------------------------
Net sales                   3,459,228                         2,776,509
Cost of sales               1,811,613                         1,538,655
                            ---------                         ---------
Gross profit                                1,647,615                          1,237,854
----------------------------------------------------------------------------------------

Operating expenses
Personnel costs               985,989                           729,022
Depreciation of tangible
  fixed assets                 50,525                            41,961
Other operating expenses      291,824                           230,395
                            ---------                         ---------
                                            1,328,338                          1,001,378
                                            ---------                          ---------
Operating result                              319,277                            236,476
----------------------------------------------------------------------------------------

Financial income and expense
Result from investments             2                             2,931
Net interest income             7,354                            11,795
                            ---------                         ---------

                                                7,356                             14,726
                                            ---------                          ---------

Earnings on ordinary
  activities before taxes                     326,633                            251,202
Income taxes                                   85,651                             68,951
                                            ---------                          ---------

Earnings on ordinary activities
  after taxes                                 240,982                            182,251
Extraordinary income after taxes               12,078                              1,946
Minority interests                             12,821                              4,173
                                            ---------                          ---------

Net earnings                                  240,239                            180,024
----------------------------------------------------------------------------------------

                           --------------------------         --------------------------


36 Getronics

Consolidated balance sheet as at December 31
(in thousands of Dutch guilders, after proposed profit distribution)

                               --------------------------        -----------------------
                                          1998                            1997
                               --------------------------        -----------------------
Fixed assets
Tangible fixed assets            171,421                         114,129
Financial fixed assets             6,545                           5,923
                               ---------                         -------
Total fixed assets                               177,966                         120,052

Current assets
Inventories                      179,446                         162,189
Accounts receivable              746,191                         586,126
Securities                        16,291                           7,683
Cash                             272,382                         148,440
                               ---------                         -------

Total current assets           1,214,310                         904,438
Current liabilities              868,054                         737,738
                               ---------                         -------

Working capital                                  346,256                         166,700
                                               ---------                       ---------

Total capital employed                           524,222                         286,752
----------------------------------------------------------------------------------------

Financed by:

Long-term debt                                    22,253                          11,470
Provisions                                       118,132                         121,119
Group equity
Issued and paid-up capital        22,511                          21,910
Share premium reserve            255,064                          74,847
Other reserves                    86,562                          48,118
                               ---------                         -------
Shareholders' equity             364,137                         144,875
Minority interests                19,700                           9,288
                               ---------                         -------
                                                 383,837                         154,163
                                               ---------                       ---------

Total financing                                  524,222                         286,752
----------------------------------------------------------------------------------------

Total assets                                   1,392,276                       1,024,490
----------------------------------------------------------------------------------------

                               --------------------------        -----------------------


                                                                   Getronics  37

Consolidated cash flow statement
(in thousands of Dutch guilders)

                                                 --------------------------     --------------------------
                                                            1998                           1997
                                                 --------------------------     --------------------------
Cash flow from operations
Operating result                                 319,277                         236,476
Depreciation of tangible fixed assets             50,525                          41,961
Increase in working capital (1)                  -43,586                        -114,672
Decrease in provisions                           -17,131                          -5,758
                                                 -------                         -------
                                                 309,085                         158,007
                                                 -------                         -------

Result from investments                                2                           2,931
Net interest income                                7,354                          11,795
Taxes on earnings on ordinary activities         -85,651                         -68,951
Extraordinary income after taxes                      --                           1,946
                                                 -------                         -------
                                                 -78,295                         -52,279
                                                 -------                         -------

Cash flow from operations                                        230,790                           105,728
----------------------------------------------------------------------------------------------------------
Cash flow from capital expenditure
Acquisition of Group companies                  -146,073                        -283,954
Additions to tangible fixed assets               -83,991                         -61,006
Additions to financial fixed assets               -1,940                          -2,867
Disposals of tangible fixed assets                 3,731                           5,227
Disposals of financial fixed assets                1,517                             566
                                                 -------                         -------

Cash flow from capital expenditure                              -226,756                          -342,034
----------------------------------------------------------------------------------------------------------
Cash flow from financing activities
Decrease/Increase in long-term debt               -7,092                           8,366
Share issues                                     180,818                           6,025
Prior-year dividend settlement                    -9,028                             366
Reserve for cash dividend for the year           -20,000                          -6,000
Decrease/Increase in amounts owed
  to credit institutions                         -12,884                          28,357
Minority interests                                -1,447                          -1,444
Exchange rate differences on
   equity of group companies                      -1,851                            -655
                                                 -------                         -------

Cash flow from financing activities                              128,516                            35,015
----------------------------------------------------------------------------------------------------------

Increase/Decrease in cash                                        132,550                          -201,291
----------------------------------------------------------------------------------------------------------

                                                 --------------------------     --------------------------

1) Working capital is defined as inventories plus accounts receivable minus current liabilities (excluding credit institutions).


38  Getronics

Notes to the consolidated financial statements

Accounting policies

      The consolidated financial statements have been drawn up in conformity with the provisions of Part 9, Book 2 of the Netherlands Civil Code. In view of ongoing internationalization application of all of the accounting policies and regulations according to International Accounting Standards is to be considered in the next few years.

Consolidation principles

      The Group accounts include the accounts of Getronics NV and its group companies, as well as of investments in which Getronics NV holds, either directly or indirectly, 50% or more of the issued share capital. The financial data of the group companies and investments are fully included in the consolidated financial statements; the minority interests are shown separately. The financial information of companies acquired during the year under review is included from the effective date of acquisition. The investments which will be disposed of or whose activities will be terminated in full or for the greater part, or will be disposed of, have been left out of the Group accounts. The corporate financial statements have been prepared in accordance with the provisions laid down in section 402, Part 9, Book 2 of the Netherlands Civil Code. Balance sheet items relating to group companies expressed in foreign currencies are translated into Dutch guilders at the exchange rate prevailing on the balance sheet date. Exchange rate differences relating to the shareholders' equity of group companies are charged or credited to shareholders' equity. Income statement items are translated into Dutch guilders at the average exchange rate calculated for the year under review. Related exchange rate differences are charged or credited to shareholders' equity.

Valuation and determination of result

      Historical cost The financial accounts are prepared on the basis of the historical cost concept. Unless indicated otherwise, assets and liabilities are stated at nominal value less necessary provisions.

      Foreign currencies Payables and receivables in foreign currencies are translated into Dutch guilders at the exchange rate prevailing on the balance sheet date. Transactions in foreign currencies are converted at rates that fairly approximate the rate prevailing when the transaction was performed. Related exchange rate differences are carried to the income statement.

      Goodwill on acquired investments The difference between the acquisition price and the net asset value on the acquisition of investments valued at net asset value is charged or credited directly to shareholders' equity.

Income statement

      Net sales Net sales reflect proceeds from goods and services provided to third parties during the year under review. Projects are included in net sales at the moment of final delivery.

      Cost of sales The cost of sales is the average of the historical costs of the goods and services purchased from third parties. Differences in exchange rates as well as allocations to the provision for obsolescence are included.

      Financial income and expense The balance of interest income and expense is presented in the income statement.

      Income tax Income tax is calculated, on the basis of the applicable tax rates, on the earnings before taxes, taking into account exempt profit components. Timing differences resulting from determination of the result for tax purposes are added to or deducted from the provision for deferred taxes. Deferred tax debits have not been valued.


                                                                   Getronics  39

Balance sheet

      Tangible fixed assets Tangible fixed assets are valued at cost less accumulated depreciation. Depreciation is calculated according to the straight-line method, based on the estimated useful lives.

      Financial fixed assets Where the company has a significant influence on financial and business policies, non-consolidated investments are stated at net asset value. Other investments are stated at cost, taking account of a lasting impairment in value.

      Inventories Inventories are valued at the lower of average cost and market price, taking into account a normal realizable margin, reduced by provisions for obsolescence. Work in progress is valued on the basis of materials used and labor costs less anticipated losses determined on a project basis and installments billed in advance.

      Securities Securities are valued at the lower of acquisition cost and stock market value. Debentures are stated at nominal value, after adjustment for the non-amortized part of the premium/discount. Amortization of the premium/discount is on a straight-line basis for the remaining life to maturity.

      Provisions Provisions are made for risks and liabilities related to operations. Income from lease contracts is deferred and amortized over the lease term. A provision is included for repurchase commitments for lease contracts above residual value. Deferred tax liabilities resulting from timing differences in the profit determination for the financial statements and for tax purposes are stated at the rates obtaining in the country concerned. The warranty provision is formed for providing additional services and to cover any technical faults relating to goods and services provided. The pension provision only concerns the past-service commitments with regard to pensions and other non-activity plans, determined on an actuarial basis. The actuarial interest rate used is 4%.

      Minority interests The minority interests in the group companies are valued at the net asset value, determined in accordance with the accounting policies of these financial statements.

Cash flow statement

      The cash flow statement has been drawn up on the basis of the indirect method. Cash is inclusive of securities, which may be considered to be investments of a highly marketable nature. The cost at which group companies were acquired is included under 'cash flow from capital expenditure', after deduction of available liquid resources. The movements in assets and liabilities arising from acquisitions have been eliminated from the cash flows on account of those assets and liabilities. These movements have been recognized in 'cash flow from capital expenditure' under 'acquisition of group companies'.


40  Getronics

Notes to the consolidated income statement
(in thousands of Dutch guilders)

Net sales by geographical area                             1998             1997

The Netherlands                                       2,279,101        2,022,944
Other EU countries                                      509,230          339,204
Other foreign countries                                 670,897          414,361
                                                      ---------        ---------
                                                      3,459,228        2,776,509
                                                      ---------        ---------

Personnel costs                                            1998             1997

Salaries                                                638,414          459,106
Social security costs                                    92,329           61,532
Pension costs                                            21,627           17,824
Other personnel costs                                   233,619          190,560
                                                      ---------        ---------
                                                        985,989          729,022
                                                      ---------        ---------

Salaries include a fixed remuneration for the Supervisory Board of Dfl. 143. The remuneration, including pension contributions in respect of members and former members of the Board of Management, which was charged to the result in 1998, amounts to Dfl. 3,921.

Because of the change to accounting policies concerning the premium transfer allowance the figures for 1997 have been adjusted to facilitate comparison. Pre-adjusted salaries and social security costs for 1997 were Dfl. 483,954 and Dfl. 36,684 respectively.

Other personnel costs also include costs of recruiting and training by third parties and commuting expenses.

Interest income/expense                                    1998             1997

Interest income                                          14,550           14,945
Interest expense                                         -7,196           -3,150
                                                          -----           ------
Net interest income                                       7,354           11,795
                                                          -----           ------


                                                                   Getronics  41

Taxes on earnings on ordinary activities

As at year end, the Group had the following deferred tax debits not accounted for in the balance sheet.

Country                                 Amount         Nominal      Amortization
                                                          rate            period

The Netherlands                        186,919             35%   3 - 4 1/2 years
The Netherlands                         34,000             35%          10 years
Spain                                  127,442             35%          10 years

Extraordinary income                      1998                              1997

Extraordinary income                    12,078                            13,213
Extraordinary expenditure                   --                           -17,335
Taxes on extraordinary items                --                             6,068
                                        ------                             -----
Extraordinary result after taxes        12,078                             1,946
                                        ------                             -----

The extraordinary income concerns the positive effect from the merger between Ark and Cinet in Norway, which falls under the tax exemption for investments.

The extraordinary expenditure for 1997 concerns the provision for the millennium issue formed in that year.

Minority interests

As part of the employee participation program, staff and management of Ark can be granted options on new Ark ASA shares to be issued. The maximum number of shares to be issued under this program during the period December 1, 1999 to December 1, 2002, amounts to 1.6 million, which may raise the number of outstanding Ark ASA shares by a maximum of 8.6%.

Number of employees by geographical area
(average over the year in FTE)

                                          1998                              1997

The Netherlands                          6,993                             6,132
Other EU countries                       1,835                               552
Other foreign countries                  1,216                               755
                                        ------                             -----
                                        10,044                             7,439
                                        ------                             -----

Floor space of office premises and buildings

At the balance sheet date, office premises and buildings owned and rented by the Group in the Netherlands and abroad totaled 220,434 sq.m. (1997: 178,118 sq.m.)


42  Getronics

Notes to the consolidated balance sheet as at December 31
(in thousands of Dutch guilders)

Tangible fixed assets                   Land and             Other         Total
                                        buildings     fixed assets

Cost:
Beginning of year                          79,488          278,581       358,069

Additions                                  21,202           64,131        85,333
Disposals                                  -2,427          -14,410       -16,837
New consolidations                         19,620           16,311        35,931
Reclassified                                4,588           -4,588            --
Currency translation differences             -262           -2,946        -3,208
                                          -------          -------       -------
End of year                               122,209          337,079       459,288
                                          -------          -------       -------

Accumulated depreciation:
Beginning of year                          38,021          205,919       243,940

Depreciation                                4,613           45,912        50,525
Disposals                                  -1,144          -11,962       -13,106
New consolidations                          1,884            6,490         8,374
Reclassified                                2,685           -2,685            --
Currency translation differences             -100           -1,766        -1,866
                                          -------          -------       -------
End of year                                45,959          241,908       287,867
                                          -------          -------       -------

Book value:
Beginning of year                          41,467           72,662       114,129
                                          -------          -------       -------
End of year                                76,250           95,171       171,421
                                          -------          -------       -------

Periods of depreciation:
- Building improvements                    remaining period of the relevant rental
                                           contract and 6 years for buildings owned
- Buildings                                30 years
- Office furniture and equipment           6 years
- Computer disaster recovery equipment     5 years or remaining period of the relevant
                                           contract if shorter than 5 years
- Computer hardware and tools              3 years
- Computer software bought for
  internal use or third parties            2 years
- In-house developed computer software
  for internal use or for third parties    charged to the income statement in the
                                           year of production


                                                                   Getronics  43

Financial fixed assets                        Other           Other       Total
                                        investments     receivables

Beginning of year                             2,488           3,435       5,923

Additions                                       622           1,318       1,940
Disposals                                      -363            -737      -1,100
New consolidations                              199               -         199
Currency translation differences               -236            -181        -417
                                            -------           -----     -------
End of year                                   2,710           3,835       6,545
                                            -------           -----     -------

Inventories                                    1998                        1997

Trade inventories                           143,181                     139,006
Work in progress                            110,305                      73,354
Advance payments on work in progress        -74,040                     -50,171
                                            -------                     -------
                                            179,446                     162,189
                                            -------                     -------

As from 1998 work in progress is stated before deduction of related advances. The figures for 1997 have been adjusted to facilitate comparison. Before this change in presentation work in progress amounted to Dfl. 36,841 and related advances to Dfl. 13,658.

Accounts receivable                            1998                         1997

Trade receivables                           651,597                      489,144
Other receivables and accrued income         94,594                       96,982
                                            -------                      -------
                                            746,191                      586,126
                                            -------                      -------

Securities

Securities represented a value of Dfl. 16,291 (1997: Dfl. 7,755) on December 31, 1998.

Current liabilities                            1998                         1997

Trade accounts payable                      385,745                      340,463
Accruals and deferred income                167,377                      140,057
Taxes and social security
  contributions payable                     119,517                      111,857
Advance payments received                    70,912                       49,608
Due to credit institutions                   21,564                       34,448
Reserve for cash dividend for the year       20,000                        6,000
Other liabilities                            82,939                       55,305
                                            -------                      -------
                                            868,054                      737,738
                                            -------                      -------

No guarantees of any significance have been given by the Group.


44  Getronics

Long-term debt                                               1998           1997

Lease obligations                                           9,462          3,002
Convertible employee debenture loan                         6,611          4,586
Other                                                       6,180          3,882
                                                           ------         ------
                                                           22,253         11,470
                                                           ------         ------

The average remaining life to maturity of the long-term lease obligations is approximately five years, the average interest rate being 5.7%. The remaining life to maturity of the other long-term liabilities is approximately three years, the average interest rate being 7.2%.

The rate of interest paid on the convertible employee debenture loan, which is convertible into Getronics NV shares, is based on the long-term yield on Dutch government loans. The conversion prices amount to Dfl. 46.60 and Dfl. 64.50. Conversion is possible until the maturity date of the loan on December 31, 2001 and December 30, 2002 respectively. Subject to conversion, the loan will be redeemed on January 31, 2002 and January 31, 2003 respectively. Conversion may increase the total number of Getronics NV shares issued by a maximum of 117,134.

Provisions                                               1998               1997

Pensions                                               42,242             44,948
Restructuring                                          28,981             36,880
Warranty                                               18,842             15,742
Millennium                                             13,077             14,863
Self-insurance                                          3,274              1,048
Deferred taxes                                          2,651                884
Other provisions                                        9,065              6,754
                                                      -------            -------
                                                      118,132            121,119
                                                      -------            -------

The pension claims of personnel are based on the final pay system or the defined premium system. Pensions are placed with life insurance companies. A provision has been included for the past-service liability and other non-activity plans.

Shareholders' equity

Shareholders' equity is specified in the notes to the company financial statements on page 48.

Commitments not disclosed in the balance sheet

The extent of residual commitments relating to future earnings arising from acquisition contracts cannot be estimated. Commitments on account of rent of office premises and buildings and operating leases relating to the lease of equipment and vehicles can be specified as follows:

1999                                                   85,896
2000                                                   62,917
2001                                                   46,770
2002                                                   24,086
2003                                                    9,765
Total for following years                              14,526
                                                      -------
Total                                                 243,960
                                                      -------


                                                                   Getronics  45

Corporate financial statements
Corporate balance sheet as at December 31
(in thousands of Dutch guilders, after proposed profit distribution)

                                                          ------------------                 -----------------
                                                                 1998                               1997
                                                          ------------------                 -----------------
Fixed assets
Financial fixed assets                                               148,113                            21,194

Current assets
Due from Group companies                                   149,576                             63,349
Other receivables                                           10,819                              4,507
Cash                                                       121,739                            188,632
                                                           -------                            -------
Total current assets                                       282,134                            256,488
                                                           -------                            -------

Current liabilities
Reserve for cash dividend for the year                       20,000                             6,000
Due to Group companies                                        6,700                            77,836
Other liabilities                                            32,571                            44,385
                                                           -------                            -------
                                                             59,271                           128,221
                                                           -------                            -------

Working capital                                                      222,863                           128,267
                                                                     -------                           -------

Total capital employed                                               370,976                           149,461
--------------------------------------------------------------------------------------------------------------

Financed by:

Long-term liabilities
Convertible employee debenture loan                          6,611                              4,586
Other liabilities                                              228                                 --
                                                           -------                            -------
                                                                      6,839                              4,586

Shareholders' equity
Issued and paid-up capital                                   22,511                            21,910
Share premium reserve                                       255,064                            74,847
Other reserves                                               86,562                            48,118
                                                           -------                            -------

                                                                     364,137                           144,875
                                                                     -------                           -------

Total financing                                                      370,976                           149,461
--------------------------------------------------------------------------------------------------------------

Total assets                                                         430,247                           277,682
--------------------------------------------------------------------------------------------------------------
Corporate income statement
(in thousands of Dutch guilders)
Result from investments                                             213,405                            156,988
Other income                                                         26,834                             23,036
                                                                    -------                            -------
Net earnings                                                        240,239                            180,024
--------------------------------------------------------------------------------------------------------------

                                                          ------------------                 -----------------


46  Getronics

Notes to the corporate financial statements
(in thousands of Dutch guilders, unless stated otherwise)

The accounting policies are the same as those applied for the consolidated financial statements. The method of profit determination is the same as the method used for the consolidated income statement. Consolidated group companies are stated at net asset value.

Financial fixed assets                                              Consolidated
                                                                 group companies

Beginning of year                                                         21,194

Additions                                                                 86,281
Goodwill                                                                -170,916
Exchange rate differences on equity of group companies                    -1,851
Result from group companies                                              213,405
                                                                         -------
End of year                                                              148,113
                                                                         -------

The item other current liabilities mainly relates to an amount due to a credit institution.

The provision for the negative net asset value of consolidated group companies was netted off against amounts owed by group companies in 1998. The figures for 1997 have been adjusted to facilitate comparison.

The shares in Getronics Holding Nederland BV and in Getronics International BV are held by Getronics NV. The shares in the other group companies are held through those companies. The principal group companies included in the consolidation are (fully-owned unless indicated otherwise):

The Netherlands ACD Information Services (ACDIS) BV (331/3%), The Hague; Artessa II BV, Utrecht; Bedrijfstelecommunicatie Services (BTS) BV, Amsterdam; Business Management Group BV (65%), Amsterdam; Data-en Telecom Services BV (70%), Utrecht; Electric Engineering BV, Nieuwegein; Getexo BV (50%), Hoofddorp; GetPak Systems BV (50%), Amsterdam; Getronics Business Continuity BV, Lelystad; Getronics Holding Nederland BV, Amsterdam; Getronics International BV, Amsterdam; Getronics Investment Services BV, Amsterdam; Getronics Network Services BV, Amsterdam; Getronics Networks & Services BV, Amsterdam; Getronics RetailService BV, Gouda; Getronics Roll-Out Services BV, Amsterdam; Getronics Software BV, Amsterdam; Getronics Transaction Services BV, Amsterdam; Geveke Electronics BV, Amsterdam; Intercai Academy BV (50%), Utrecht; Intercal Nederland BV (50%), Utrecht; Klaasing Electronics BV, Breda; Koning en Hartman BV, Delft; RAET IT-Services BV, Nieuwegein; RAET Personele Systemen BV, Amersfoort; RAET Systems & Services BV, Maarssen; Silvac BV, Hilversum; Synergie Consultancy BV, The Hague; TeleTalent BV (50%), Utrecht; Vanandel BV, Rotterdam Belgium Getronics NV, Asse-Zellik; Getronics Finance Corporation NV, Brussels; Intercal Beigie NV (45%), Hasselt Denmark Ark Cinet Danmark AS (77.3%), Taastrup Germany Getronics Service GmbH, Erlensee (Frankfurt); lntercai Teleconsult GmbH (50%), Frankfurt United Kingdom Getech Ltd., Ipswich; Intercal Mondiale Ltd. (50%), London Italy Intercal Etnoteam SpA (22.5%), Milan Mexico Control Presupuestario SA, Monterrey Netherlands Antilles Intercal Antillen NV (29%), Willemstad Norway Ark ASA / Ark Norge AS (77.3%), Lysaker; Ark Cinet (77.3%), Oslo; Ark NetCenter (77.3%), Lysaker; Ark Skrivervik Data (77.3%), Oslo; Lantec AS (77.3%), Sandefjord; NC Distribusjon AS (77.3%), Lysaker Portugal Control Presupuestario Lda, Lisbon Spain Control Presupuestario SL, Madrid; Diode Esprana SA, Madrid; Getronics Networks SA, Madrid; Getronics Networks & Services SA, Barcelona; Getronics Technologies Holdings SL, Madrid United States Intercai Mondiale US Inc (50%), Chicago Switzerland Intercai (Schweiz) AG (45%), Zurich


                                                                   Getronics  47

Shareholders' equity                              Share   Share premium           Other            Total
                                                capital         reserve        reserves
Beginning of year                                21,910          74,847          48,118          144,875

Prior-year dividend settlement                       57             -57          -9,028           -9,028
Share issues                                        544         182,836              --          183,380
Issue costs                                          --          -2,562              --           -2,562
Goodwill                                             --              --        -170,916         -170,916
Exchange rate differences on equity
   of Group companies                                --              --          -1,851           -1,851
Result for the year                                  --              --         240,239          240,239
Reserve for cash dividend for the year               --              --         -20,000          -20,000
                                                 ------         -------          ------          -------
End of year                                      22,511         255,064          86,562          364,137
                                                 ------         -------          ------          -------

The authorized share capital of Dfl. 100 million is divided into 200 million ordinary shares of Dfl. 0.25 nominal value and 200 million preference shares of Dfl. 0.25 nominal value. On December 31, 1998, 90,043,896 (1997: 87,640,970)
ordinary shares were issued and outstanding. From the share premium reserve Dfl. 248,427 (1997: Dfl. 68,096) can be distributed free of tax. The option rights outstanding under the Employee Stock Option Plan as at the balance sheet date can be specified as follows:

  Number of                     Weighted                          Year
 underlying                      average                            of
     shares               exercise price                        expiry
                               (in Dfl.)

    235,240                         9.67                          1999
    159,900                        14.55                          2000
    625,044                        41.85                          2001
    196,000                        62.81                          2002
    407,800                        79.44                          2003
  ---------                        -----
  1,623,984                        46.47
  ---------                        -----

The number of option rights granted to employees in 1998 was 701,597, while 481,523 option rights were offered to employees on January 4, 1999. The option rights can be exercised at the price of Dfl. 105.09 and expire on January 3, 2003.

Getronics sold a total of 3.4 million Ark ASA shares at NOK 91 per share to third parties in 1997 and 1998. Getronics issued the holder of each Ark ASA share with an exchange certificate entitling him to exchange one Ark share into
0.3867 Getronics NV shares. The periods during which the right of exchange can be exercised are limited to the month of July 1999 as well as the calendar year 2001. A maximum of 1,314,780 Getronics NV shares can be issued as a result of the exchange.

For the shares which can be issued through exercising the conversion rights attached to the convertible employee debenture loan, reference is made to the notes to the consolidated balance sheet on page 45.


48  Getronics

Other financial commitments

The Company has issued statements of guarantee for several liability for commitments ensuing from legal transactions of the majority of its fully-owned Dutch group companies. On the basis of the guarantee statements, the group companies have made use of the possibilities for dispensation as stipulated in section 403, subsections 1 and 3, Part 9, Book 2 of the Netherlands Civil code.

                                                    Amsterdam, February 25, 1999

The Board of Management                                    The Supervisory Board

Other information

Provisions of the Articles of Association on profit appropriation

Art. 31.1. Such a part of net earnings as disclosed in the approved financial statements shall be reserved as the Joint Assembly shall determine.

Art. 31.3. The then remaining part of net earnings shall be at the disposal of the General Meeting, on the understanding that no additional payments on preference shares shall be charged to those net earnings. The Joint Assembly shall make a dividend proposal for the dividend on the ordinary shares.

Profit appropriation
(in thousands of Dutch guilders)

Net earnings for 1998 amount to                                          240,239
In compliance with article 31, paragraph 1,
of the Articles of Association,
an allocation to the reserve has been made of                            195,217
                                                                         -------

In accordance with article 31, paragraph 3,
the following amount is at the disposal
of the General Meeting of Shareholders                                    45,022
                                                                          ------

Dividend proposal

It will be proposed to the General Meeting of Shareholders to distribute a dividend - for each ordinary share of Dfl. 0.25 nominal value - of either Dfl.
0.50 in cash or in shares to the debit of the share premium reserve or retained earnings. The size of the stock dividend will be determined on April 22, 1999 after close of trading based on the average closing prices of the Getronics NV share on the Amsterdam Exchanges on April 20 through April 22, 1999. The value of the stock dividend will be virtually equivalent to the value of the cash dividend. The newly acquired shares are entitled to the final dividend for the year 1999 and the full dividend for the following years. The estimated amount that will be distributed in cash (Dfl. 20 million) is stated in the financial statements under current liabilities.


                                                                   Getronics  49

Large company regime

Since 1989 Getronics NV has been subject to the rules for large companies and on that account the provisions laid down in sections 158 - 164, Book 2 of the Netherlands Civil Code, are applicable.

Stichting Preferente Aandelen Getronics NV

The object of the 'Stichting Preferente Aandelen Getronics NV' (Getronics NV Preference Shares Foundation), which was established in 1987, is to represent the interests of Getronics NV and all persons associated with it. The Foundation endeavors to achieve this object by acquiring preference shares in the Company and by exercising the rights attached to such shares.

The Board of the Foundation now comprises four A category board members and two B category board members. Only persons who are not associated with the Company within the meaning of Appendix X to the 'Fondsenreglement van de Vereniging voor de Effectenhandel' (Listing end Issuing Rules of the Stock Exchange Association) may be appointed as A category board members.

The following persons are members of the Board of the Foundation as A category members:
           Prof. A.A. Kampfraath, Chairman
           Jhr. J.P.E. Teding van Berkhout, Deputy Chairman
           I.J. Vos
           Prof. G. Zoutendijk

The B category members are:
           J.C. Bakker, Deputy Chairman of the Supervisory Board of Getronics NV A.H.J. Risseeuw, President and CEO of Getronics NV

At the request of the Board of the Foundation, it was announced in February 1992, in accordance with the 'Wet Melding Zeggenschap' (Major Holdings in Listed Companies Disclosure Act), that the Foundation has options on preference shares in Getronics NV. The maximum number of preference shares which may be obtained by the 'Stichting Preferente Aandelen Getronics NV' (Getronics NV Preference Shares Foundation) under this option arrangement has been set at the number of issued ordinary shares at the moment of issue.

                                                    Amsterdam, February 25, 1999

The Board of Management                                    The Supervisory Board


50  Getronics

Auditor's report

Introduction

We have audited the 1998 financial statements of Getronics NV, Amsterdam, as included in this report. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 1998 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

                                                    Amsterdam, February 25, 1999
                                                     PricewaterhouseCoopers N.V.


                                                                   Getronics  51

Ten-year record Getronics

Data from the consolidated financial                        1998(1)          1997(2)          1996           1995(3)          1994
statements (in millions of Dutch guilders)
Net sales                                                3,459.2          2,776.5          2,210.7        1,703.1          1,409.9
Added value(5)                                           1,647.6          1,237.9          1,029.1          763.2            607.3
Operating result                                           319.3            236.5            181.3          143.5            111.3
Net interest income/expense                                 +7.4            +11.8            +11.6          +13.5            +10.5
Group earnings before taxes                                326.6            251.2            200.1          157.5            124.2
Group earnings after taxes                                 253.1            184.2            143.9          104.2             82.2
Net earnings                                               240.2            180.0            131.6           97.5             80.2
Cash flow(6)                                               291.5            212.9            179.4          129.7            104.6
Depreciation of tangible fixed assets                       50.5             42.0             35.4           25.5             22.3
Additions to tangible fixed assets                          85.3             60.8             51.9           36.5             24.6

Employees (in FTE)(7)
As at December 31                                         12,458            8,083            6,987          6,234            4,153
of whom abroad                                             4,862            1,641            1,161          1,160              910
Average over the year                                     10,044            7,439            6,611          4,994            4,082

Some balance sheet data
(in millions of Dutch guilders)
Fixed assets                                               178.0            120.1             95.3           89.8             71.7
Capital employed                                           524.2            286.8            331.1          317.6            365.4
Group equity (9)                                           383.8            154.2            260.2          273.9            324.8
Long-term debt                                              22.3             11.5              3.1            4.2              5.8
Total assets                                             1,392.3          1,024.5            986.6          846.8            704.2

Ratios
Increase in net sales compared to
    previous year                                           24.6%            25.6%            29.8%          20.8%             8.3%
Added value(5) / net sales                                  47.6%            44.6%            46.6%          44.8%            43.1%
Operating margin                                             9.2%             8.5%             8.2%           8.4%             7.9%
Net Group margin                                             7.3%             6.6%             6.5%           6.1%             5.8%
Cash flow / net sales                                        8.4%             7.7%             8.1%           7.6%             7.4%
Group earnings / average Group equity                       94.1%            88.9%            53.9%          34.8%            28.9%
Solvency                                                    34.8%            17.8%            41.4%          49.5%            81.2%
Group equity(9) / capital employed                          73.2%            53.8%            78.6%          86.2%            88.9%
Current ratio (current assets /
    current liabilities)                                    1.40             1.23             1.36           1.43             1.87
Sales per employee
    (in Dutch guilders)(7)                               344,405          373,236          334,397        341,029          345,394
Added value per employee
    (in Dutch guilders)(5) + (7)                         164,038          166,407          155,665        152,823          148,775

Data per ordinary share of Dfl. 0.25 nominal value
(in Dutch guilders)
Net earnings(10)                                            2.69             2.06             1.52           1.14             0.96
Cash flow(10)                                               3.26             2.44             2.08           1.52             1.25
Shareholders' equity(9)                                     4.04             1.65             2.94           3.02             3.77
Cash dividend(11)                                           0.50             0.41             0.30           0.25             0.21
Stock dividend(12)                                                      1 for 225        1 for 180      1 for 105         1 for 67

Number of ordinary shares
    outstanding
    as at December 31 (x 1,000)                         90,043.9         87,641.0         86,888.5       85,903.9         84,552.3

Highest price                                             121.00            75.00            46.90          19.88            15.88
Lowest price                                               56.20            45.50            18.83          14.75             9.75
Closing price as at December 31                            93.00            64.60            46.90          18.75            15.83
Market capitalization (in DFl. million)                    8,374            5,662            4,075          1,611            1,338


72  Getronics

      1993          1992          1991(4)         1990          1989

   1,302.4       1,026.0         827.5           660.4         594.7
     579.9         481.1         398.4           309.0         267.2
      91.1          85.3          71.7            64.7          55.6
      +8.9          +4.7          +2.0            +4.0          -0.5
     100.4          90.4          74.0            67.2          55.2
      67.4          62.0          54.0            46.8          41.0
      65.6          60.7          53.3            46.6          40.1
      90.2          82.2          73.7            63.2          55.3
      22.9          20.2          19.4            14.9          15.2
      22.8          21.6          32.4            27.0          15.1

     4,032         3,191         3,127(8)        2,362         2,044
       843           425           342(8)          332           282
     3,994         3,159         2,611(8)        2,302         1,975

      75.5          67.2          68.0            42.0          29.7
     289.5         241.5         192.3           152.6         138.5
     244.7         205.2         158.5           138.7         123.9
       9.8           8.3           7.0             1.1           2.7
     598.3         473.0         419.7           339.5         290.0

      26.9%         24.0%         25.3%           11.1%         52.3%
      44.5%         46.9%         48.1%           46.8%         44.9%
       7.0%          8.3%          8.7%            9.8%          9.4%
       5.2%          6.0%          6.5%            7.1%          6.9%
       6.9%          8.0%          8.9%            9.6%          9.3%
      30.0%         34.1%         36.3%           35.6%         38.5%
      62.9%         67.3%         46.4%           58.0%         56.0%
      84.5%         85.0%         82.4%           90.9%         89.5%
      1.69          1.75          1.56            1.59          1.72
   326,089       324,786       316,928         286,881       301,114

   145,193       152,295       152,585         134,231       135,291

      0.80          0.76          0.70            0.63          0.56
      1.11          1.03          0.96            0.86          0.78
      2.87          2.54          2.01            1.85          1.68
      0.18          0.17          0.16            0.14          0.13
  1 for 60      1 for 47      1 for 50        1 for 50       1 for 55

  82,799.2      80,368.1      78,731.8        74,494.1      72,616.3

     11.30          9.13          8.28            9.23          8.45
      7.20          7.03          6.88            6.88          6.20
     10.93          7.60          7.18            7.13          7.05
       905           611           565             531           512

10-year Getronics
--------------------------------------------------------------------------------

Net earnings per share in Dfl.

                                   [GRAPHIC]

Net sales and net earnings
(index 1989 = 100)

                                   [GRAPHIC]

1) With effect from July 1, 1998 the financial data of Grupo CP and IBM ASAP have been included in the consolidation.

2) With effect from October 1, 1997 the financial data of Ark ASA and with effect from January 1, 1997 the financial data of RAET NV have been included in the consolidation.

3) The RAET activities have been included in the consolidation with effect from September 1, 1995.

4) The financial data of Koning en Hartman BV have been included in the consolidation as from the fourth quarter of 1991.

5) For reasons of comparison, the figures for 1993 through 1996 have been adjusted to reflect the changed definition of the gross margin: costs for temporary contracted workers, who are managed and supervised by Getronics, are included in full under personnel costs.

6) Cash flow is defined as the total of net earnings (excluding extraordinary income), depreciation of tangible fixed assets and minority interests. The historical figures have been adjusted to facilitate comparison

7) With effect from 1997 the concept of 'employees' includes temporary contracted workers managed and supervised by Getronics. The figures for 1993 through l996 have been adjusted to facilitate comparison.

8) With effect from 1992 the concept 'employees in permanent employment' has been defined more precisely. To facilitate comparison, FTEs for the year 1991 have been adjusted. The total number of employees, of whom employed abroad and average over the year included in the 1991 financial statements were 3,241, 351 and 2,714 respectively.

9) With effect from 1991 group and shareholders' equity have been determined after deduction of the estimated cash dividend. In the years prior to 1991 group and shareholders' equity were determined after deduction of the total cash dividend that could be claimed.

10) On the basis of the average number of shares outstanding and exclusive of extraordinary income. The historical figures have been adjusted to facilitate comparison.

11)   The cash dividend for 1998 concerns a dividend proposal.

12)   Stock dividend from the share premium reserve or retained earnings.


                                                                   Getronics  73